UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66436 / February 22, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14706

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
AMSTEM CORPORATION,	:	REVOKING REGISTRATIONS BY
ANESIVA, INC.,	:	DEFAULT AS TO AMSTEM CORPOR-
BALSAM VENTURES, INC., and	:	ATION, ANESIVA, INC., AND
CATCHER HOLDINGS, INC.	:	CATCHER HOLDINGS, INC.
	:	

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       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on January 20, 2012. All Respondents were served with the OIP by January 23, 2012. On January 31, 2012, Balsam Ventures, Inc. (Balsam Ventures), filed a Notice of Appearance of Legal Counsel and an Answer in which it admits most of the allegations in the OIP, but argues that the registration of its securities should not be revoked because on January 30, 2012, it filed a Form 15 to terminate the registration of its securities voluntarily. Only the Division of Enforcement (Division) and Balsam Ventures participated in a prehearing conference on February 17, 2012, at which the Division stated that it would not oppose Balsam Ventures' voluntary withdrawal of registration, pursuant to Form 15, which should take effect 90 days after it was filed.

       All Respondents, except Balsam Ventures, are in default because they did not file an Answer, did not participate in the prehearing conference, and did not otherwise defend the proceeding, and I deem the following allegations in the OIP to be true as to each of them. 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Law

       Amstem Corporation, referred to by its stock symbol AMST, Central Index Key (CIK) No. 1360479, is a defaulted Nevada corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AMST is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2009, which reported a net loss of $506,225 for the prior nine months. As of January 18, 2012, the common stock of AMST was quoted on OTC Link, had ten market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Anesiva, Inc., referred to by its stock symbol ANSVQ, CIK No. 1131517, is a void Delaware corporation located in South San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ANSVQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $13,161,000 for the prior nine months. On January 15, 2010, ANSVQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, which was still pending as of October 26, 2011. As of January 18, 2012, the common stock of ANSVQ was quoted on OTC Link, had ten market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Catcher Holdings, Inc., referred to by its stock symbol CTHH, CIK No. 1230802, is a void Delaware corporation located in Portland, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CTHH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $11,359,864 for the prior nine months. As of January 18, 2012, the common stock of CTHH was quoted on OTC Link, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. AMST, ANSVQ, and CTHH have each failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Sanction and Order

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of AMST, ANSVQ, and CTHH is both necessary and appropriate for the protection of investors.

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Amstem Corporation, Anesiva, Inc., and Catcher Holdings, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge